

BATCHER, ZARCONE & BAKER, LLP

ATTORNEYS AT LAW

SOUTH BAY OFFICE
4190 BONITA ROAD, SUITE 205
BONITA, CALIFORNIA 91902

TELEPHONE: 619.475.7882
FACSIMILE: 619.789.6262

KAREN A. BATCHER
kbatcher@bzblaw.com

ADDITIONAL SAN DIEGO OFFICES

August 27, 2007

Mr. Alexander Kulyashov, President
Bonfire Productions, Inc.
156th Avenue, NE, Suite 100
Bellevue, WA 98007

Re: Consent to Use Legal Opinion in Form SB-2 Registration Statement – Bonfire Productions, Inc.

Dear Mr. Kulyashov:

I hereby consent to the reference to my name in the Registration Statement under the caption "Interests of Named Experts and Counsel" and to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, I do hereby admit that I come within the category of a person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the general rules and regulations thereunder.

Regards,
BATCHER ZARCONE & BAKER, LLP

Karen A. Batcher, Esq.

MAILING ADDRESS
4252 BONITA ROAD, #151 • BONITA, CALIFORNIA • 91902